Exhibit 99.2

MINDRAY MEDICAL INTERNATIONAL LIMITED

PROXY STATEMENT

General

The board of directors of Mindray Medical International Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders to be held on December 10, 2014 at 11:00 a.m., local time, or at any adjournment or postponement thereof. The annual general meeting will be held at the Company’s Hong Kong office at FLAT/RM 15-16 BLK 1 11/F, Grand Century, 193 Prince Edward West Road, Mongkok KL, Hong Kong.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Mindray Medical International Limited, if you hold our ordinary shares, or to The Bank of New York Mellon if you hold American Depositary Shares (“ADSs”) representing our Class A ordinary shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on November 7, 2014 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of November 7, 2014, approximately 117,275,360 of our ordinary shares, par value HK$0.001 per share, are issued and outstanding, of which approximately 88,155,453 are Class A ordinary shares, approximately 86,854,188 of which are represented by ADSs, and approximately 29,119,907 of which are Class B ordinary shares. Two (2) shareholders entitled to vote and present in person or by proxy that represent not less than one-third of our issued and outstanding voting power represented by the issued and paid up shares in the Company shall form a quorum for all purposes.

Voting and Solicitation

Holders of Class A ordinary shares outstanding on the record are entitled to one vote for each Class A ordinary share held. Holders of Class B ordinary shares outstanding on the record are entitled to five votes for each Class B ordinary share held. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all matters submitted to a vote at general meetings of the Company. At the annual general meeting every ordinary shareholder present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative, may vote for the fully paid ordinary shares held by such ordinary shareholder. A resolution put to the vote of a meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of the meeting.

The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

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Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

The Bank of New York Mellon, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs an ADR Voting Instruction Card and information as to where to locate a copy of this proxy statement, and the accompanying notice of annual general meeting. Upon the written request of an owner of record of ADSs, The Bank of New York Mellon will endeavor, in so far as practicable, to vote or cause to be voted the amount of Class A ordinary shares or other Deposited Securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the Class A ordinary shares represented by the ADSs, only the Bank of New York Mellon may vote those Class A ordinary shares at the annual general meeting.

The Bank of New York Mellon and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Class A ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, The Bank of New York Mellon will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSALS 1, 2 AND 3

RE-ELECTION OF DIRECTORS

We hereby nominate three directors for re-election at the 2014 annual general meeting. Each director to be re-elected will hold office for a three year term and until such director’s successor is elected and is duly qualified, or until such director’s disqualification in accordance with our Articles of Association.

Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages as of November 13, 2014, the principal positions currently held by them, and their biographies are as follows:

Name	Age	Position
Li Xiting	63	Director
Peter Wan(1)	61	Director
Kern Lim (1)	44	Director

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(1)	Independent director.

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Li Xiting is one of our founders, and has served as our co-chief executive officer, director and president since 1991. Mr. Li was our chief executive officer in 2012. Mr. Li is the core managerial personnel of our business and is responsible for our business operations and management. Mr. Li received a bachelor’s degree from University of Science and Technology of China.

Peter Wan has served as our director since September 2008. Mr. Wan is a Hong Kong Certified Public Accountant and a former partner of PricewaterhouseCoopers, Hong Kong and China firms. He is a fellow of the Hong Kong Institute of Certified Public Accountants, the UK Association of Chartered Certified Accountants, and the Hong Kong Institute of Directors. Mr. Wan is currently an independent non-executive director and chairman/member of the audit committee of several companies listed in the Hong Kong Stock Exchange, namely, China Resources Land Limited, Dalian Port Company limited, Fairwood Holdings Limited, Huaneng Renewables Corporation Limited, KFM Kingdom Holdings Limited, S. Culture International Holdings Limited, Shanghai Pharmaceuticals Holdings Co., Ltd., Kerry Logistics Network Limited and Harbin Bank Co., Ltd. Mr. Wan also serves as a director and/or committee member of several private companies, as well as a number of non-government organizations and voluntary agencies in Hong Kong. Mr. Wan received the higher diploma in accountancy from Hong Kong Polytechnic in 1975.

Kern Lim has served as our director since September 2008. Mr. Lim currently serves as the president and chief executive officer of Asia Strategic Consulting. From 2008 to 2009, Mr. Lim was vice president of finance of the Venetian Macao-Resort-Hotel, and from 2006 to 2008, he was the global chief financial officer of Asimco Technologies Limited, a Cayman Islands company with operations in China. From 2003 to 2006, Mr. Lim was the chief financial officer of Eastman Kodak for the Asia Pacific region. Mr. Lim also served as a director and member of the audit committee of RDA Microelectronics Ltd, a NASDAQ listed company, as a director and member of the audit committee of China Auto Electronics Group Ltd, a Singapore public company, and as a director and member of the audit committee of Dapai International, a Singapore public company. Mr. Lim is a Singapore certified public accountant and also holds a Certification in Risk Management Assurance (CRMA) with the II A (USA). In 2010, Mr. Lim was accepted as Fellow Member of the Hong Kong Institute of Directors and also as Full Member of the Singapore Institute of Directors. He has also been a member of the National Association of Corporate Directors (USA) since 2012. Mr. Lim is GreenBelt Certified and BlackBelt Trained in 6 Sigma Discipline and graduated from the GE Experienced Finance Leadership Program in the General Electric Company. Mr. Lim received his bachelor’s degree in financial and management accounting from the Nanyang Technological University in Singapore.

An affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting is sufficient to re-elect each of these directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1, 2 AND 3, THE RE-ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 4

RATIFICATION AND APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We are submitting the appointment of our independent registered public accounting firm for shareholder ratification. Our Audit Committee recommends, and our board of directors concurs, that the appointment of PricewaterhouseCoopers as our independent registered public accounting firm for the fiscal year ending December 31, 2014 be ratified and approved. PricewaterhouseCoopers has served as our independent registered public accounting firm since 2008.

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Our organizational documents do not require that our shareholders ratify the appointment of PricewaterhouseCoopers as our independent registered public accounting firm. We are doing so because we believe it is a matter of good corporate practice. In the event our shareholders fail to vote in favor of the appointment, our Audit Committee will reconsider whether to retain PricewaterhouseCoopers, but may still retain them. Even if the shareholders vote in favor of the appointment, our Audit Committee, in its discretion, may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4 THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

THE BOARD OF DIRECTORS

Our Current Board of Directors

The names of our current board of directors, their ages as of November 13, 2014, the principal positions currently held by them, and their biographies are as follows:

Name	Age	Position
Xu Hang(3)(4)	52	Chairman
Li Xiting(4)	63	Director, President and Co-Chief Executive Officer
Joyce I-Yin Hsu(2)(3)(4)	39	Director
Ronald Ede(4)	55	Director
Wu Qiyao	78	Director
Peter Wan(1)(2)(3)	61	Director
Kern Lim(1)(2)(3)	44	Director

(1) Member, Audit Committee

(2) Member, Compensation Committee

(3) Member, Corporate Governance and Nominations Committee

(4) Member, Transactions Committee

For biographical information on Li Xiting, Peter Wan and Kern Lim , please see “Proposals 1,2 and 3: Re-Election of Directors.”

Xu Hang is one of our founders and has served as the chairman of our board of directors since 1991. Mr. Xu was our co-chief executive officer from 1991 to 2012. Mr. Xu received a bachelor’s degree from Tsinghua University Department of Computer Science and Technology, a master’s degree in biomedical engineering from Tsinghua University Department of Electrical Engineering and an EMBA degree from China-Europe International Business School.

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Ronald Ede has served as our director since September 2006. He has served as the chief financial officer of Biosensors International Group, a listed company on the Singapore Exchange, since May 2011. From June 2008 to April 2011, he held various senior management positions at Mindray, including chief financial officer from May 2009 to April 2011 and group vice president of international operations from June 2008 to April 2011. From September 2006 to June 2008, he served as our independent director and chairman of the audit committee. Prior to joining Mindray, from 2004 until June 2008, he served as the chief financial officer of Asia Pacific for JDSU Corp. From 2003 to 2004 he served as director of Grandfield Consultancy Ltd. From 2002 to 2003 he served as a marketing director and consultant to Ernst & Young. From 1998 to 2002 he served as the managing director in Asia for SonoSite Inc. From 1992 to 1998 he was the director of international finance for ATL Ultrasound Inc. Mr. Ede received his bachelor of business administration degree from University of Hawaii and a master of business administration degree from the University of Washington.

Joyce I-Yin Hsu has served as our director since 2006. Ms. Hsu also served as our chief financial officer from February 2006 to April 2009. From 2000 to February 2006, Ms. Hsu was an executive director at Goldman Sachs (Asia) L.L.C. with its Principal Investment Area. From 1998 to 2000, Ms. Hsu worked as an investment banker at Goldman Sachs where she divided her responsibilities between the equity capital markets group and corporate finance. Ms. Hsu has also served on the boards of Focus Media Holding Limited, China Yurun Food Group Limited and China Haisheng Juice Holdings Company Limited. Ms. Hsu received her bachelor of science degree in business administration from the University of California at Berkeley.

Wu Qiyao has served as our director since 2006. Mr. Wu has been a professor in Beijing Institute of Technology since 1985. Mr. Wu has served as an evaluation committee member of medical device registration of the CFDA since 1993. From 1996 to 2002, he served as a deputy director of State Medical Equipment Evaluation Expert Committee. Since 1998, Mr. Wu has served as a director general of the Chinese Institute of Electronics and a director general of the China Instrument and Control Society. From 2000 to 2007, Mr. Wu served as one of the experts on the National Population and Family Planning Committee. In May 2013, Mr. Wu was appointed as a director of Zhuhai Hokai Medical Instruments Co., Ltd., a Shenzhen Stock Exchange listed company. Mr. Wu received his bachelor’s degree in wireless electricity from Beijing Institute of Technology.

COMMITTEES OF THE BOARD OF DIRECTORS

Access to Board Committee Charters

Our board of directors has established an Audit Committee, a Compensation Committee, a Corporate Governance and Nominations Committee, and a Transactions Committee. Copies of the charters of the Audit, Compensation, Corporate Governance and Nominations, and Transaction Committees are available on our website at http://ir.mindray.com

Access to Corporate Governance Policies

Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website at http://ir.mindray.com.

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AUDIT COMMITTEE MATTERS

Our audit committee consists of Messrs. Wan, and Lim, each of whom satisfies the requirements of New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Mr. Wan is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

Our board of directors has determined that each of our audit committee members is an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3 under the Exchange Act. Our board of directors has additionally determined that Mr. Wan is effectively able to serve on our audit committee despite his membership on the audit committees of more than three public companies, in accordance with NYSE Manual Section 303A.07.

Our audit committee is responsible for, among other things:

-	recommending to our shareholders, if appropriate, the annual re-appointment of our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

-	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review of the independent auditors and all relationships between the independent auditors and our company;

-	setting clear hiring policies for employees or former employees of the independent auditors;

-	reviewing with the independent auditors any audit problems or difficulties and management’s response;

-	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K promulgated by the SEC;

-	discussing the annual audited financial statements with management and the independent auditors;

-	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

-	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

-	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, if any, on our financial statements;

-	discussing policies with respect to risk assessment and risk management;

-	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

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-	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

-	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

-	annually reviewing and reassessing the adequacy of our audit committee charter;

-	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

-	meeting separately and periodically with management, the internal auditors and the independent auditors; and

-	reporting regularly to the full board of directors.

COMPENSATION COMMITTEE MATTERS

Our compensation committee consists of Mr. Lim, Mr. Wan, and Ms. Hsu. Mr. Lim is the chairman of our compensation committee. Our board of directors has determined that Mr. Lim and Mr. Wan are “independent directors” within the meaning of NYSE Manual Section 303A.

Our compensation committee is responsible for, among other things:

-	reviewing and approving corporate goals and objectives relevant to the compensation of our co-chief executive officers, evaluating the performance of our co-chief executive officers in light of those goals and objectives, and setting the compensation level of our co-chief executive officers based on this evaluation;

-	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

-	reviewing and making recommendations to our co-chief executive regarding the compensation level, share-based compensation and bonuses for our officers other than our co-chief executive officers;

-	reviewing and determining cash and share-based compensation for our directors;

-	administering our equity incentive plans in accordance with the terms thereof; and

-	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

CORPORATE GOVERNANCE AND NOMINATIONS COMMITTEE MATTERS

Our corporate governance and nominations committee consists of Mr. Xu, Mr. Lim, Mr. Wan, and Ms. Hsu. Mr. Xu is the chairman of our corporate governance and nominations committee. Our board of directors has determined that Mr. Lim and Mr. Wan are “independent directors” within the meaning of NYSE Manual Section 303A.

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Our corporate governance and nominations committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors.

TRANSACTIONS COMMITTEE MATTERS

Our transactions committee consists of Mr. Xu, Mr. Li, Mr. Ede, Ms. Hsu and Mr. Cheng. Ms. Hsu is the chairperson of our transactions committee.

Our transactions committee is responsible for, among other things:

-	reviewing, and providing guidance to management and advising our board of directors on acquisition, investment, financing, joint venture and divestiture strategies;

-	assisting management and advising our board of directors on the identification of acquisition, investment, financing, joint venture and divestiture opportunities;

-	overseeing management and, as applicable, our board of directors’ due diligence process with respect to proposed acquisitions, investments, financings, joint ventures and divestitures;

-	reviewing acquisition, investment, financing, joint venture and divestiture candidates with management, when and as appropriate; and

-	such other matters that are specifically delegated to the transactions committee by our board of directors from time to time.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Xu Hang

Chairman of the Board

November 13, 2014

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